December 17, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attention: Karina Dorin

Re:                             Golden Minerals Company

Registration Statement on Form S-3, filed December 5, 2019

File No. 333-235376

Dear Ms. Dorin:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 12:00 p.m. Eastern Standard Time on Thursday, December 19, 2019, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Robert P. Vogels

ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer

cc:	Warren Rehn
Brian Boonstra